[redacted]

SI 08032630 MMISSION
9

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 52145

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RAMPART SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE INTERNATIONAL PLACE
(No. and Street)

BOSTON (City) MA (State) 02110-2634 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RONALD EGALKA (617) 342-6900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LITMAN, GERSON, LLP
(Name – *if individual, state last, first, middle name*)

500 WEST CUMMINGS PARK, STE 4900 (Address) WOBURN (City) MA (State) 01801 (Zip Code)

PROCESSED
SEP 16 2008
THOMSON REUTERS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RONALD EGALKA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RAMPART SECURITIES, INC., as of JUNE 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAMPART SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF
RAMPART INVESTMENT MANAGEMENT COMPANY, INC.)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

RAMPART SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF RAMPART INVESTMENT MANAGEMENT COMPANY, INC.)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

CONTENTS

	PAGE
Independent auditor's report	1
Financial statements	
Statements of financial condition	2
Statements of income	3
Statements of cash flows	4
Statements of changes in stockholder's equity	5
Notes to financial statements	6-8
Supplementary information	
Independent auditor's report on supplementary information	9
Excess net capital	10
Reconciliation of preliminary unaudited net capital to final audited net capital	11
Auditor's report on compliance and internal accounting control required by SEC Rule 17a-5	12-13

LITMAN,
GERSON, LLP
A PROFESSIONAL SERVICES FIRM

500 WEST CUMMINGS PARK
WOBURN, MA 01801-6595
TELEPHONE (781) 933-9660
FACSIMILE (781) 935-6213
WWW.LITMANGERSON.COM

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder
of Rampart Securities, Inc.

We have audited the statements of financial condition of Rampart Securities, Inc. as of June 30, 2008 and 2007, and the related statements of income, cash flows and changes in stockholder's equity for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Rampart Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rampart Securities, Inc. as of June 30, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Litman, Gerson, LLP

Woburn, MA
August 14, 2008

RAMPART SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RAMPART INVESTMENT MANAGEMENT COMPANY, INC.)
STATEMENTS OF FINANCIAL CONDITION

	JUNE 30, 2008	JUNE 30, 2007
ASSETS		
CURRENT ASSETS		
Cash	$ 280,410	$ 229,149
Fees receivable	44,295	44,511
Total current assets	$ 324,705	$ 273,660
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 22,522	$ 8,125
Due to related party	30,034	30,192
Accrued income taxes	57,000	32,000
Deferred income taxes	5,500	9,000
Total current liabilities	115,056	79,317
STOCKHOLDER'S EQUITY		
Common stock, par value $.01 per share; authorized 200,000 shares; issued and outstanding 200 shares	2	2
Additional paid-in capital	166,943	135,859
Retained earnings	42,704	58,482
	209,649	194,343
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 324,705	$ 273,660

The accompanying notes are an integral part of the financial statements.

RAMPART SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF RAMPART INVESTMENT MANAGEMENT COMPANY, INC.)
STATEMENTS OF INCOME

	JUNE 30, 2008	JUNE 30, 2007
FEE INCOME	$ 201,588	$ 199,701
GENERAL AND ADMINISTRATIVE EXPENSES		
Bank service charges	-	20
Insurance	2,927	2,577
Licenses and filing fees	2,135	595
Office expense	4,320	5,741
Professional fees	21,496	10,605
Rent expense	16,734	16,734
Salary expense	46,200	46,200
Telephone expense	5,054	10,448
	98,866	92,920
MISCELLANEOUS INCOME	35,000	-
INCOME BEFORE PROVISION FOR INCOME TAXES	137,722	106,781
INCOME TAX EXPENSE	53,500	33,600
NET INCOME	$ 84,222	$ 73,181

The accompanying notes are an integral part of the financial statements.

RAMPART SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF RAMPART INVESTMENT MANAGEMENT COMPANY, INC.)
STATEMENTS OF CASH FLOWS

	June 30	
	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 84,222	$ 73,181
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Deferred income taxes	(3,500)	1,600
Tax benefit of parent company's loss	31,084	11,200
Fees receivable	216	(8,475)
Accounts payable and accrued expenses	14,397	2,000
Due to related party	(158)	6,538
Accrued income taxes	25,000	20,100
Net cash provided by operating activities	151,261	106,144
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividend payment	(100,000)	(100,000)
Net cash used in financing activities	(100,000)	(100,000)
Net increase in cash for the year	51,261	6,144
Cash, beginning of year	229,149	223,005
Cash, end of year	$ 280,410	$ 229,149
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year		
Income taxes	$ 1,100	$ 700

The accompanying notes are an integral part of the financial statements.

RAMPART SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF RAMPART INVESTMENT MANAGEMENT COMPANY, INC.)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Stockholder's equity at June 30, 2006	$ 2	$ 124,659	$ 85,301	$ 209,962
Tax benefit of consolidated income	-	11,200	-	11,200
Dividends paid	-	-	(100,000)	(100,000)
Net income	-	-	73,181	73,181
Stockholder's equity at June 30, 2007	2	135,859	58,482	194,343
Tax benefit of consolidated income	-	31,084	-	31,084
Dividends paid	-	-	(100,000)	(100,000)
Net income	-	-	84,222	84,222
Stockholder's equity at June 30, 2008	$ 2	$ 166,943	$ 42,704	$ 209,649

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Rampart Securities, Inc. was formed in Massachusetts on August 5, 1999 for the purpose of operating as a registered securities broker-dealer to provide brokerage and placement agent services and other services in connection with the financial markets. The Company was granted membership by NASD on March 20, 2000 and is a registered broker dealer. Fees are earned for marketing services provided as an intermediary referring investors to investment advisors. Compensation arrangements vary and are based on a percentage of the value of the invested portfolio.

Unconsolidated subsidiary
Rampart Securities, Inc. (the Company) is a wholly owned subsidiary of Rampart Investment Management Company, Inc. Both companies have a June 30 year end.

The parent company, Rampart Investment Management Company, Inc., operates for the purpose of rendering investment advice and managing the investments of others.

Rampart Securities, Inc. is required to prepare audited financial statements per the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). FINRA was created in July 2007 through the consolidation of the National Association of Securities Dealers, Inc. (NASD) and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. Rampart Securities, Inc. is being presented on a stand-alone basis. The parent company, Rampart Investment Management Company, Inc., is not required to prepare audited financial statements for FINRA.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and the revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
Rampart Securities, Inc. considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Fees receivable
Management believes that fees receivable are fully collectible and that no allowance for uncollectible accounts is needed.

Revenue recognition
Fee income is calculated and recorded based upon current and historical portfolio values that are available when the income is earned. Any differences are recorded when the fee is collected.

NOTE 2 INCOME TAXES

Rampart Securities, Inc. is included in the consolidated cash basis tax return of its parent, Rampart Investment Management Co., Inc. Consolidated tax expense is allocated using the separate return method. Under this method, taxes are reported in the financial statement for a subsidiary as if it filed a separate return. The difference between taxes calculated using this method and those actually due per the return is classified as additional paid-in capital. However, the Company will be liable for the intangible portion of the state tax which is a minimum of $456. Temporary differences arise from the cash basis method of accounting. These deferred tax differences are recorded as indicated below:

Tax expense is as follows:

	June 30, 2008	June 30, 2007
Federal	$42,000	$22,000
State	15,000	10,000
Deferred federal	(2,200)	1,000
Deferred state	(1,300)	600
Total	$53,500	$33,600

NOTE 3 RELATED PARTY TRANSACTIONS

Under an expense agreement dated April 30, 2003 administrative expenses including facilities, supplies, and shared employee costs of Rampart Securities, Inc. are paid through its parent company, Rampart Investment Management Company, Inc. Rampart Securities, Inc. agrees to reimburse its parent company for its share of these expenses at the rate of 10% of the applicable costs. If Rampart Securities Inc.'s income is insufficient to meet the required payments, the expenses will be accrued and repaid once funds are available. In addition, Rampart Investment Management Company, Inc. occasionally pays expenses of Rampart Securities, Inc. for which reimbursement is expected. Reimbursable expenses totaled $74,885 and $81,754 for the years ended June 30, 2008 and 2007, respectively. At June 30, 2008 and 2007, the expense reimbursement amount owed to the parent was $30,034 and $30,192.

The parent is available to contribute additional paid in capital to fund on-going operations as needed. No funds were needed in 2008 or 2007. During 2008 and 2007 dividends of $100,000 were paid to the parent company.

NOTE 4 CONCENTRATIONS OF CREDIT RISK

The Company maintains their cash account at one financial institution. The balance at year-end and at times may exceed the $100,000 federally insured limit. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk. At June 30, 2008 and 2007 the amounts in excess of the insured limits were $180,438 and $129,149, respectively.

For the years ended June 30, 2008 and 2007 revenue is received from two referral sources.

NOTE 5 SECURITIES AND EXCHANGE COMMISSION, RULE 15C3-3 EXEMPTION

Rampart Securities, Inc. is exempt from Rule 15c3-3 of the Securities and Exchange Commission since it does not hold customer funds or safekeep customer securities. The conditions of this exemption were complied with for the years ended June 30, 2008 and 2007.

NOTE 6 NET MINIMUM CAPITAL REQUIREMENT

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Rampart Securities Inc. is required to maintain a net minimum capital balance. The net minimum capital balance must exceed the greater of 6 2/3% of aggregate indebtedness (total liabilities) or $5,000. At June 30, 2008 and 2007 net capital as defined by SEC Rule 15c3-1 was $165,354 and $149,832, respectively.

LITMAN,
GERSON, LLP
A PROFESSIONAL SERVICES FIRM

500 WEST CUMMINGS PARK
WOBURN, MA 01801-6595
TELEPHONE (781) 933-9660
FACSIMILE (781) 935-6213
WWW.LITMANGERSON.COM

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Shareholder
of Rampart Securities, Inc.

We have audited the accompanying financial statements of Rampart Securities, Inc. as of and for the years ended June 30, 2008 and 2007 and have issued our report thereon dated August 14, 2008. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of excess net capital and the reconciliation of net capital with the Company's computation are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary schedules required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Litman, Gerson, LLP

Woburn, MA
August 14, 2008

RAMPART SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF RAMPART INVESTMENT MANAGEMENT COMPANY, INC.)

EXCESS NET CAPITAL

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the "Net Capital Rule", Rampart Securities, Inc. had the following Excess Net Capital at June 30, 2008 and 2007.

		June 30 2008		2007
Total assets		$ 324,705		$ 273,660
Less: nonallowable fees receivable and prepaid expenses		44,295		44,511
Allowable assets		280,410		229,149
Less: Total liabilities		115,056		79,317
Net worth qualified for net capital		165,354		149,832
Plus: subordinated indebtedness		-		-
Adjusted net worth		165,354		149,832
Net capital before haircuts		165,354		149,832
Less: haircuts		-		-
Net capital		$ 165,354		$ 149,832
Net capital requirements:				
6 2/3% of aggregate indebtedness	7,670		5,288	
Minimum requirement	5,000		5,000	
Greater of the above		7,670		5,288
Excess net capital		$ 157,684		$ 144,544

RAMPART SECURITIES, INC.

(A WHOLLY OWNED SUBSIDIARY OF RAMPART INVESTMENT MANAGEMENT COMPANY, INC.)

RECONCILIATION OF PRELIMINARY UNAUDITED NET CAPITAL TO FINAL AUDITED NET CAPITAL

Pursuant to the rules of Securities and Exchange Commission, the following schedule reconciles the preliminary unaudited and final audited computations of net capital pursuant to Rule 15c3-1 at June 30, 2008 and 2007:

	June 30 2008	June 30 2007
Ownership equity - original (unaudited)	$ 234,108	$ 214,539
Auditor's adjusting journal entries		
Audit adjustment to adjust fee income	(1,234)	5,514
Audit adjustment to record bank service charges	-	(20)
Audit adjustment to adjust expense reimbursement	-	(1,395)
Audit adjustment to record professional fees expense	(1,725)	(2,595)
Audit adjustment to accrue current and deferred income taxes and filing fees	(52,584)	(32,900)
Audit adjustment to record tax benefit of consolidated income	31,084	11,200
Ownership equity - audited	209,649	194,343
Deductions and/or charges		
Total nonallowable assets from Statement of Financial Condition-original (unaudited)	45,529	36,291
Audit adjustment to fees receivable and expense reimbursement receivable	(1,234)	8,221
Total nonallowable assets from Statement of Financial Condition-audited	44,295	44,512
Net capital - audited	$ 165,354	$ 149,831

LITMAN,
GERSON, LLP
A PROFESSIONAL SERVICES FIRM

500 WEST CUMMINGS PARK
WOBURN, MA 01801-6595
TELEPHONE (781) 933-9660
FACSIMILE (781) 935-6213
WWW.LITMANGERSON.COM

AUDITOR'S REPORT ON COMPLIANCE AND INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholder
Rampart Securities, Inc.

In planning and performing our audits of the financial statements and supplemental schedules of Rampart Securities, Inc., (the Company) a wholly owned subsidiary of Rampart Investment Management Company, Inc., as of and for the years ended June 30, 2008 and 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or (2) complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. Our consideration of internal control was for the limited purpose described in the first and second paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on August 6, 2008.

We identified the following deficiencies in internal control that we consider to be a material weakness as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ending June 30, 2008 and 2007, and this report does not affect our report thereon dated August 14, 2008. An error in the installation of new accounting software resulted in misclassification of the components of equity; total equity was reported correctly. A new file for the accounting software will be established to correct the problem.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2008 and 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, stockholder, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Litman, Gerson, LLP

Woburn, MA
August 14, 2008

END